Exhibit 99.2

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Board of Directors Meeting Held on February 11, 2014

to Call the Annual Shareholders’ Meeting

Paris, February 12, 2014 - The Board of Directors of Total met on February 11, 2014 under the chairmanship of Christophe de Margerie, Chairman and Chief Executive Officer. It reviewed the consolidated financial statements for the fourth quarter of 2013 and approved the full-year consolidated and parent company financial statements. It recommended the payment of a 2013 dividend of €2.38 per share, which will be submitted to shareholders for approval at the Annual Meeting to be held in Paris on May 16, 2014. This amount represents a 1.7% increase on the 2012 dividend of €2.34 per share. The final 2013 dividend would be €0.61 per share, up 3.4% from €0.59 per share in respect of 2012.

The Board decided to ask shareholders at the Annual Meeting to re-elect Patricia Barbizet, Marie-Christine Coisne-Roquette, Paul Desmarais Jr. and Barbara Kux to new three-year terms as directors. It also noted that Claude Mandil, whose term expires at the upcoming Annual Shareholders’ Meeting, would not be standing for re-election. The vacant directorship will not be filled.

The Board also decided, in line with the recommendations of the AFEP-MEDEF code, the French corporate governance code that the company voluntarily applies, to submit to the shareholders at the Annual Meeting a resolution concerning the compensation owing to or attributed for 2013 to Christophe de Margerie, Chairman and Chief Executive Officer.

In addition, the Board will ask shareholders to vote on various delegations of authority and financial authorizations to be granted to the Board of Directors.

Lastly, the Board of Directors decided to request that shareholders approve various amendments to Total S.A.’s articles of incorporation:

•	An amendment stipulating the process for appointing the director(s) representing employees on the Board, in compliance with the French Act of June 14, 2013 on job security.

•  Two further amendments, one of which would raise the age limit of the Chairman from 65 to 70 years; and the other of which would raise the age limit of the Chief Executive Officer from 65 to 67 years.

•  A final amendment designed to bring the articles of incorporation into line with the French Decree of December 9, 2010 transposing the European Union Directive on the right of shareholders to appoint proxy holders to attend and vote at Annual Meetings.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com